
HINDALCO
ADITYA BIRLA GROUP

99

82-3428

Ref: AM:PVK:452:2005

Date:- 13th July, 2005

The Stock Exchange, M
Phiroze Jeejeebhoy To
Dalal Street
MUMBAI - 400 001.
(Stock Code: -500440)
Fax No. 272 2037/272 3121/2722041


05009830


SEC MAIL
RECEIVED
JUL 1 8 2005
WASH. D.C.
198
SECTION

Kind Attn:- Mr. Sanjay Golecha, Dy. Gen. Manager

SUPPL

Dear Sir,

Please find enclosed herewith 3 (Three) Printed Copies of the Notice convening an Extra Ordinary General Meeting of the Members of the Company to be held at Birla Matushri Sabhagar, New Marine Lines, Mumbai – 400 020, on Saturday, the 6th August, 2005 at 3.30 P.M. for the purpose of approving the sub-division of the Equity Shares of the Company from 1 Share of the face value of Rs. 10/- each into 10 Equity Shares of the face value of Re. 1/- each.

This is for your kind information.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Company Secretary

Encl:- as above

cc.to:- **Securities and Exchange Commission**
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.


HINDALCO
ADITYA BIRLA GROUP



HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 025.

NOTICE is hereby given that an Extraordinary General Meeting of the Members of **HINDALCO INDUSTRIES LIMITED** will be held at **Birla Matushri Sabhagar, New Marine Lines, Mumbai-400 020** on **Saturday, 6th August, 2005 at 3.30 P.M.** to transact the following businesses.

1. To consider and, if thought fit, to pass with or without modification (s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 94 and other applicable provisions if any of the Companies Act 1956(including any amendment thereto or any re-enactment thereof), and pursuant to provisions of the Article of Association of the Company, the consent of the Company be and hereby accord that each equity share of the Company of the face value of Rs. 10 each be and is hereby sub-divided into 10 equity shares of the face value of Re. 1 each and consequently Clause V of the Memorandum of Association of the Company be and is hereby altered and replaced with the following clause:.

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each, and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the provisions of the Indian Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital, Preference Share Capital with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to issue new shares (including new certificates where required) representing the sub-divided shares with new distinctive numbers in the aforesaid proportion subject to the rules as laid down in the Companies (Issue of Share Certificates) Rules, 1960 with an option to either exchange the new share certificates in lieu of cancellation of the old share certificates or without physically exchanging the share certificates, by treating the old share certificates as deemed to be cancelled and also to inform to the depositories to take the necessary action to give effect to the above and do all such acts, deeds, matters and things necessary or desirable in connection with or incidental to the sub-division of the equity shares of the Company.

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to do all such acts, deeds, matters and things as it may consider necessary, expedient, usual or proper to give effect to this Resolution including but not limited to fixation of Record Date as per the requirement of the Listing Agreement, execution of all necessary documents with Stock Exchanges including Luxembourg Stock Exchange, Depository Companies i.e. NSDL and CDSL, Custodian and Depository of GDRs, Reserve Bank of India and/or any other relevant statutory authority if any, appointment of Registrar, cancellation or rectification of the existing share certificates in lieu of the old certificates and to settle any question or difficulty that may rise in regard to the sub-division of Equity Shares as aforesaid.

2. To consider and if thought fit, to pass with or without modification(s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 31 and all other applicable provisions if any, of the Companies Act, 1956 (including any amendment thereto or any re-enactment thereof), the existing article 4(i)(a) of the Articles of Association of the Company be hereby deleted and substituted by the following :-

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the



HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 025.

NOTICE is hereby given that an Extraordinary General Meeting of the Members of **HINDALCO INDUSTRIES LIMITED** will be held at **Birla Matushri Sabhagar, New Marine Lines, Mumbai-400 020** on **Saturday, 6th August, 2005** at **3.30 P.M.** to transact the following businesses.

1. To consider and, if thought fit, to pass with or without modification (s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 94 and other applicable provisions if any of the Companies Act 1956(including any amendment thereto or any re-enactment thereof), and pursuant to provisions of the Article of Association of the Company, the consent of the Company be and hereby accord that each equity share of the Company of the face value of Rs. 10 each be and is hereby sub-divided into 10 equity shares of the face value of Re. 1 each and consequently Clause V of the Memorandum of Association of the Company be and is hereby altered and replaced with the following clause:.

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each, and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the provisions of the Indian Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital, Preference Share Capital with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to issue new shares (including new certificates where required) representing the sub-divided shares with new distinctive numbers in the aforesaid proportion subject to the rules as laid down in the Companies (Issue of Share Certificates) Rules, 1960 with an option to either exchange the new share certificates in lieu of cancellation of the old share certificates or without physically exchanging the share certificates, by treating the old share certificates as deemed to be cancelled and also to inform to the depositories to take the necessary action to give effect to the above and do all such acts, deeds, matters and things necessary or desirable in connection with or incidental to the sub-division of the equity shares of the Company.

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to do all such acts, deeds, matters and things as it may consider necessary, expedient, usual or proper to give effect to this Resolution including but not limited to fixation of Record Date as per the requirement of the Listing Agreement, execution of all necessary documents with Stock Exchanges including Luxembourg Stock Exchange, Depository Companies i.e. NSDL and CDSL, Custodian and Depository of GDRs, Reserve Bank of India and/or any other relevant statutory authority if any, appointment of Registrar, cancellation or rectification of the existing share certificates in lieu of the old certificates and to settle any question or difficulty that may rise in regard to the sub-division of Equity Shares as aforesaid.

2. To consider and if thought fit, to pass with or without modification(s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 31 and all other applicable provisions if any, of the Companies Act, 1956 (including any amendment thereto or any re-enactment thereof), the existing article 4(i)(a) of the Articles of Association of the Company be hereby deleted and substituted by the following :-

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the

provisions of the Indian Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital, Preference Share Capital with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to do all such acts, deeds, matters and things necessary or desirable inconnection with or incidental for giving effect to the above Resolutions.

By **Order of the Board of Directors**

Place – Mumbai
Date – 12th July, 2005

Anil Malik
Company Secretary

NOTES FOR MEMBERS'ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. **The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of item Nos. 1 and 2 of the Notice set out above, is annexed hereto.**

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173 (2) of the Companies Act, 1956.

Item No. 1

The fully paid-up Equity Shares of the company are trading at a price of more than Rs.1000 per share and such high value of each share seems to be gradually emerging as a serious hurdle for small investors from participating in the value creation process at the Company, which has therefore also led to gradual reduction in liquidity of the Company's shares and hence increased volatility in the stock. Towards overcoming the liquidity problems and enabling better and increased participation of small investors, it is proposed to reduce the nominal value of the Equity shares of the Company by sub dividing the face value from Rs. 10 per share to Re. 1 per share. As per Article 66 of the Articles of Association of the Company, such a proposal requires a Special Resolution to be passed at the General Meeting. It is also proposed that the Memorandum of Association be amended in order to reflect the alteration in the capital structure of the Company. Hence, Resolution under item No. 1 has been proposed by the Board of Directors.

The Directors of the Company may be deemed to be interested in this Resolution to the extent of their respective shareholdings in the Company in the same proportion as that of every other member of the Company.

Item No. 2

It is proposed that the Articles of the Association be amended pursuant to Item No. 1, in order to reflect the alteration in the capital structure of the Company. As per Article 66 of the Articles of Association of the Company read with section 31 of the Companies Act, 1956, such a proposal requires a Special Resolution to be passed at the General Meeting. Hence, a Resolution under item No. 2 has been proposed by the Board of Directors.

The Directors of the Company may be deemed to be interested in this Resolution to the extent of their respective shareholdings in the Company in the same proportion as that of every other member of the Company.

By **Order of the Board of Directors**

Place – Mumbai
Date – 12th July, 2005

Anil Malik
Company Secretary



ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full Name of Shareholder in Block Letters:

No of shares held: Folio No./Client ID

I hereby record my presence at the Extraordinary General Meeting of the Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, on Saturday, the 6th August, 2005 at 3:30 P.M.

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

Tear Here



PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Folio No./Client ID:
No. of shares held:

I/We .... of .... being a Member /Members of the above named Company, hereby appoint Mr./Ms. .... of .... or failing him Mr./Ms. .... of .... or failing him Mr./Ms. .... of .... as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, the 6th August, 2005, at 3.30 P.M. and any adjournment thereof.

As witness my/our hand(s) this .... day of .... 2005.

Affix Re. 1/- Revenue Stamp Here

Signature.......................

NOTE: The Proxy form must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025.

NOTICE is hereby given that an Extraordinary General Meeting of the Members of **HINDALCO INDUSTRIES LIMITED** will be held at **Birla Matushri Sabhagar, New Marine Lines, Mumbai-400 020** on **Saturday, 6th August, 2005** at **3.30 P.M.** to transact the following businesses.

1. To consider and, if thought fit, to pass with or without modification (s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 94 and other applicable provisions if any of the Companies Act 1956(including any amendment thereto or any re-enactment thereof), and pursuant to provisions of the Article of Association of the Company, the consent of the Company be and hereby accord that each equity share of the Company of the face value of Rs. 10 each be and is hereby sub-divided into 10 equity shares of the face value of Re. 1 each and consequently Clause V of the Memorandum of Association of the Company be and is hereby altered and replaced with the following clause:.

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each, and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the provisions of the Indian Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital, Preference Share Capital with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to issue new shares (including new certificates where required) representing the sub-divided shares with new distinctive numbers in the aforesaid proportion subject to the rules as laid down in the Companies (Issue of Share Certificates) Rules, 1960 with an option to either exchange the new share certificates in lieu of cancellation of the old share certificates or without physically exchanging the share certificates, by treating the old share certificates as deemed to be cancelled and also to inform to the depositories to take the necessary action to give effect to the above and do all such acts, deeds, matters and things necessary or desirable in connection with or incidental to the sub-division of the equity shares of the Company.

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to do all such acts, deeds, matters and things as it may consider necessary, expedient, usual or proper to give effect to this Resolution including but not limited to fixation of Record Date as per the requirement of the Listing Agreement, execution of all necessary documents with Stock Exchanges including Luxembourg Stock Exchange, Depository Companies i.e. NSDL and CDSL, Custodian and Depository of GDRs, Reserve Bank of India and/or any other relevant statutory authority if any, appointment of Registrar, cancellation or rectification of the existing share certificates in lieu of the old certificates and to settle any question or difficulty that may rise in regard to the sub-division of Equity Shares as aforesaid.

2. To consider and if thought fit, to pass with or without modification(s), the following resolution as **Special Resolution:**

RESOLVED THAT pursuant to Section 31 and all other applicable provisions if any, of the Companies Act, 1956 (including any amendment thereto or any re-enactment thereof), the existing article 4(i)(a) of the Articles of Association of the Company be hereby deleted and substituted by the following :-

"The Authorised Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores Only) divided in to 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee one) each and 5,00,000 (Five Lacs) Redeemable Cumulative Preference Shares of Rs. 100/- (Rupees One Hundred Only) each carrying an appropriate dividend as may be permitted at law (Free of Company's tax but subject to deduction of tax as required under the

provisions of the Indian Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital, Preference Share Capital with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

RESOLVED FURTHER THAT the Board of Directors (including any committee thereof) of the Company be and is hereby authorized to do all such acts, deeds, matters and things necessary or desirable inconnection with or incidental for giving effect to the above Resolutions.

By **Order of the Board of Directors**

Place – Mumbai
Date – 12th July, 2005

Anil Malik
Company Secretary

NOTES FOR MEMBERS'ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. **The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of item Nos. 1 and 2 of the Notice set out above, is annexed hereto.**

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173 (2) of the Companies Act, 1956.

Item No. 1

The fully paid-up Equity Shares of the company are trading at a price of more than Rs.1000 per share and such high value of each share seems to be gradually emerging as a serious hurdle for small investors from participating in the value creation process at the Company, which has therefore also led to gradual reduction in liquidity of the Company's shares and hence increased volatility in the stock. Towards overcoming the liquidity problems and enabling better and increased participation of small investors, it is proposed to reduce the nominal value of the Equity shares of the Company by sub dividing the face value from Rs. 10 per share to Re. 1 per share. As per Article 66 of the Articles of Association of the Company, such a proposal requires a Special Resolution to be passed at the General Meeting. It is also proposed that the Memorandum of Association be amended in order to reflect the alteration in the capital structure of the Company. Hence, Resolution under item No. 1 has been proposed by the Board of Directors.

The Directors of the Company may be deemed to be interested in this Resolution to the extent of their respective shareholdings in the Company in the same proportion as that of every other member of the Company.

Item No. 2

It is proposed that the Articles of the Association be amended pursuant to Item No. 1, in order to reflect the alteration in the capital structure of the Company. As per Article 66 of the Articles of Association of the Company read with section 31 of the Companies Act, 1956, such a proposal requires a Special Resolution to be passed at the General Meeting. Hence, a Resolution under item No. 2 has been proposed by the Board of Directors.

The Directors of the Company may be deemed to be interested in this Resolution to the extent of their respective shareholdings in the Company in the same proportion as that of every other member of the Company.

By **Order of the Board of Directors**

Place – Mumbai
Date – 12th July, 2005

Anil Malik
Company Secretary



ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road,
Worli, Mumbai 400 025.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full Name of Shareholder in Block Letters:

No of shares held: Folio No./Client ID

I hereby record my presence at the Extraordinary General Meeting of the Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, on Saturday, the 6th August, 2005 at 3:30 P.M.

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

Tear Here



PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road,
Worli, Mumbai 400 025.

Folio No./Client ID:
No. of shares held:

I/We .... of .... being a Member /Members of the above named Company, hereby appoint Mr./Ms. .... of .... or failing him Mr./Ms. .... of .... or failing him Mr./Ms. .... of .... as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, the 6th August, 2005, at 3.30 P.M. and any adjournment thereof.

As witness my/our hand(s) this .... day of .... 2005.

Affix
Re. 1/-
Revenue
Stamp
Here

Signature........................

NOTE: The Proxy form must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.